EXHIBIT 99.1

Galapagos to present at 38th Annual J.P. Morgan Healthcare Conference

Mechelen, Belgium; 9 January 2020, 22.01 CET – Galapagos NV (Euronext & NASDAQ: GLPG) will participate in the 38th Annual J.P. Morgan Healthcare Conference on January 14-16, 2020.

Bart Filius, COO & CFO, will present on Thursday, January 16 at 19:30 CET (10:30 a.m. Pacific time). The presentation will be live audio webcast and can be accessed via the following link:
https://jpmorgan.metameetings.net/events/hc20/sessions/29715-galapagos-nv/webcast. A replay of the webcast will be available for 90 days on the Galapagos’ website at www.glpg.com.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999

communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.